

DIVISION OF
CORPORATION FINANCE

June 21, 2006

<u>Via US Mail and Facsimile</u>

Mr. Ricardo Figueiredo Bomeny
Acting Chief Financial Officer
Brazil Fast Food Corp.
Rua Voluntários da Pátria 89, 9o andar
Botafogo, CEP 22.270-010, Rio de Janeiro, Brazil

Re: Brazil Fast Food Corp.
Form 10-K for the Year Ended December 31, 2006
File No. 000-23278

Dear Mr. Bomeny:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief